Eric I Cohen

Senior Vice President, Secretary

and General Counsel

Telephone:	(203) 222-5950
Facsimile:	(203) 227-1647
E-mail:	ecohen@terex.com

September 7, 2006

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 2054

Re:	Terex Corporation Form 10-K for the fiscal year ended December 31, 2005,
Filed May 17, 2006, File No. 001-10702

Dear Mr. Todd:

I have received a copy of your letter dated August 25, 2006 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing and certain Current Reports on Form 8-K filed by Terex Corporation (“Terex” or the “Company”) during 2006. The following sets forth the text of each of the items addressed in your letter and the response of Terex with respect to each of such items.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note C – Accounting Changes – Business Combinations and Goodwill, page F-14

Comment:

1.            In future filings please add clarifying discussion about the accounting for the $54 million identified as “utilization of tax net operating losses.”

Response:

1.            The Company will add clarifying discussion in its future filings with respect to the accounting for the $54 million identified as utilization of tax net operating losses. The following paragraph will be added as a footnote to the tabular disclosure for the $54 million:

Gary Todd

Securities and Exchange Commission

September 7, 2006

“1 Reflects reversal of valuation allowance related to acquired net operating losses that were subsequently deemed to be realizable.”

Form 8-K filed March 9, 2006

Comment:

2.            The press release furnished in this Form 8-K includes the following statement in the heading: “Full-year 2005 earnings expected to increase approximately 64% versus 2004, excluding special items.” We also see other instances in this and in subsequent press releases furnished on Form 8-K where GAAP information is not presented with equal or greater prominence to non-GAAP data. Under S-K Item 10(e)(1)(i) whenever one or more non-GAAP financial measures are provided, a registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles. Please apply this guidance in all future filings and earnings releases.

Response:

2.            The Company will apply this guidance with respect to providing the most directly comparable GAAP financial measures with equal or greater prominence to non-GAAP financial measures presented in future filings and earnings releases of Terex.

Comment:

3.            As a related matter we see disclosures of anticipated earnings per share, excluding special items. It appears that the projected guidance is based on non-GAAP measures. Please accordingly expand any future disclosures of projected non-GAAP data to consider the guidance from S-K Item 10(e)(1)(i).

Response:

3.            The Company will expand any future projected earnings guidance that utilizes non-GAAP data to reflect the guidance of Regulation S-K Item 10(e)(1)(i).

Form 8-K filed May 5, 2006

Comment:

4.            We note that you present non-GAAP measures and reconciliations in the form of condensed statements of operations. This format may be confusing to investors as it presents non-GAAP captions, sub-totals, a per-share measure and adjusted EBITDA which

Gary Todd

Securities and Exchange Commission

September 7, 2006

have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they maybe shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors.

•

To eliminate investor confusion, please remove the condensed statements of operations adjusted to exclude “special items” from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate individual reconciliations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

We note that an earnings release dated July 26, 2006 also includes non-GAAP information presented in the form of a statement of operations adjusted to exclude “special items”. Our comment about this format also applies to that document.

Response:

4.            The Company will remove the condensed statements of operations adjusted to exclude “special items” from all future filings and will disclose only those non-GAAP measures used by Terex’s management which the Company wishes to highlight for investors, with the appropriate individual reconciliations to the most directly comparable GAAP measure for each non-GAAP item presented and an explanation of why the Company deems these useful to investors.

The Company acknowledges the staff’s comment with respect to incorporation of Form 8-K items into registration statements under the Securities Act of 1933.

Form 8-K filed July 26, 2006

Comment:

5.            We see that you have provided a combined supporting statement for the various non-GAAP measures furnished in this and in other Forms 8-K. Under S-K Item 10(e)(1)(i) you should provide an explanation about why you believe each non-GAAP measure

Gary Todd

Securities and Exchange Commission

September 7, 2006

provides useful information to investors; and, to extent material, statements describing any other purposes for which management uses each measure. The statements in support of each measure should be specific and substantive. Those disclosures should also consider the guidance from Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures.

Response:

5.            In the future, the Company will provide specific and substantive statements with respect to the usefulness of each non-GAAP measure used, including, to the extent material, any other purposes for which management uses each such measure, and will take into consideration the guidance of Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures.

Further, the Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Brian Cascio
Praveen Kartholy
Securities and Exchange Commission
Stuart A. Gordon
David Fisher
Therese Pritchard
Bryan Cave LLP
Ronald M. DeFeo
Phillip C. Widman
Jon Carter
Jeffrey A. Gershowitz
Scott Posner
Terex Corporation